SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of May, 2023

Commission File Number 001-41129

Nu Holdings Ltd.

(Exact name of registrant as specified in its charter)

Nu Holdings Ltd.

(Translation of Registrant's name into English)

Campbells Corporate Services Limited, Floor 4, Willow House, Cricket Square, KY1-9010 Grand Cayman, Cayman Islands

+1 345 949 2648

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F (X) Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No (X)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nu Holdings Ltd.

By:	/s/ Jorg Friedemann
Jorg Friedemann Investor Relations Officer

Date:  May 15, 2023

Earnings Release

Q1'23

São Paulo – May 15, 2023 – Nu Holdings Ltd. ("Nu", "Nu Holdings" or "the Company") (NYSE: NU | B3: NUBR33),** one of the world's largest digital banking platforms, today reported its unaudited results for the quarter ended on March 31, 2023 (Q1'23). Financial results are expressed in U.S. dollars and are presented in accordance with International Financial Reporting Standards (IFRS), unless otherwise noted.

Nu Holdings Reports Q1'23 Financial and Operating Results

Added **4.5 million** customers in the quarter and **19.5 million** year-over-year (YoY), reaching a total of **79.1 million** customers, up **33%** YoY, underscoring Nu's position as one of the largest and fastest-growing digital financial services platforms worldwide and the fifth largest financial institution in Latin America by number of active customers[1]. In Brazil, our pace for monthly net-adds continued at almost **1.5 million** customers.



Posted a Profit of **$141.8 million,** compared to a **$45.1 million** Loss in Q1'22, while adjusted net income reached **$182.4 million,** compared to **$10.1 million** adjusted profit in Q1'22. Revenues up **87%** YoY on FX neutral basis (FXN) to **$1.6 billion,** with Monthly Average Revenue per Active Customer (ARPAC) up **30%** YoY FXN to **$8.6**.

Deposits were up **34%** YoY FXN to **$15.8 billion**, while Nu's Total Loans rose **54%** YoY FXN to **$12.8 billion** with Interest-Earning Portfolio at **$5.2 billion.** Our Loan-to-Deposit ratio (LDR) achieved **33%** this quarter. Cost of funding achieved **81%** of CDI.

15-90 NPL ratio achieved **4.4%**[2], +70 bp QoQ, 10 basis points lower than our historical seasonal pattern in Q1, while 90+ NPL ratio increased to **5.5%**[2], in line with the expected stacking behavior of the early delinquency buckets in previous periods.

Net Interest Margin (NIM) continued to expand, increasing by 2.2 percentage points quarter-over-quarter (QoQ) and 7.2 percentage points YoY to **15.7%,** an all-time high. Risk-adjusted Net Interest Margin expanded to another record-high of **6.6%,** up almost four times compared to the levels of Q1'22.

1: Source: Companies reports, BCB, Nu.
2: Data for Brazil only.



Nu's results for the first quarter of 2023 demonstrated the unique combination of growth and profitability provided by our business model. Once again, we demonstrated our ability to increase revenues and profits even in unfavorable conditions, with adjusted net income growing to $182.4 million, and revenues expanding by 87% year-over-year to $1.6 billion. Our Brazilian operation showcased the benefit of our business model at scale with an adjusted ROE of 43% and $199.5 million in adjusted net income. We added 4.5 million new clients, bringing our total at the end of the quarter to 79.1 million, making us the fifth largest financial institution in Latin America by number of active customers. As a company operating in the most valuable industry and within one of the most dynamic and promising regions in the world, we are in a strong position to continue pursuing our growth opportunities.

David Vélez, founder and CEO

Strategic Initiatives and Business Update

Growing and More Engaged Customer Base. Reached historical highs for both retail customers and Small and Medium Enterprises (SMEs), closing the quarter with a record **79.1 million** customers, with the activity rate up to a record high of **82.1**%. In Brazil, customers increased **31**% YoY to **75.3 million.** Nu's customers in Brazil now account for **46**% of the country's adult population, versus **44**% in the previous quarter. In addition, Nu has become the primary banking account (PBA) for over **57**% of the monthly active customers who have been with the Company for over a year. Nu's customer base in Mexico increased over **52**% YoY to **3.2 million.** In Colombia, we reached around **635 thousand** customers in the quarter, a **200**% increase YoY.

Increasing Client Engagement by Building a Multi-Product Platform. Core products, which include credit cards, banking accounts, and personal loans, reached approximately **35 million**, **56 million**, and **6 million** active customers, respectively. Insurance reached over **1 million** active policies, while NuInvest, the Company's direct-to-consumer investment platform, reached over **9 million** active customers and NuCripto reached **1.4 million** customers.

Sustaining Growth of Deposit Franchise. Deposits increased **34**% YoY FXN, to **$15.8 billion** in Q1'23, while funding cost achieved **81**% the CDI rate, Brazil's risk-free rate, in line with our expectations, showing that Nu is starting to unlock the value of the strong liability franchise built, with funding cost achieving a new normal. Nu continues optimizing the use of deposits quarter after quarter, as reflected in its **33**% loan-to-deposit ratio (LDR).

Expanding Interest-Earning Portfolio (IEP). Total loans increased **54**% YoY FXN, to **$12.8 billion** in Q1'23, with IEP rising **79**% FXN in the period, to **$5.2 billion.** Growth reflects the ramp up of personal loans, which increased **21**% YoY FXN to **$2.3 billion**, and credit card receivables, which expanded **64**% YoY FXN to **$10.5 billion.** While Nu continues to pursue the strategy of increasing the share of our non-revolving credit card loans that earn interest, the performance of the personal loan cohorts improved over the last several months, giving Nu the conviction necessary to gradually accelerate loan originations, which achieved **R$6.3 billion** this quarter, a **40**% YoY FXN increase.

Increasing Nu's Share of Customer's Financial Lives. ARPAC increased **30**% YoY FXN to **$8.6** in Q1'23. This was the result of a higher number of active and PBA clients when compared to one year ago, which consumed a larger and more profitable set of financial products, and drove an **87**% increase in revenues YoY FXN to **$1.6 billion**, also a record-high.

Sustaining Low Cost to Serve. Monthly Average Cost to Serve Per Active Customer increased **14**% YoY FXN from **$0.7** in Q1'22 to **$0.8** in Q1'23, mostly due to the low figure in Q1'22 given a non-recurring benefit that took place in that quarter. Cost to serve is still below the US$1 level, as expected, underscoring the Company's ability to scale its platform leveraging sustainable cost advantages.

Key Operating and Financial Metrics



Summary of Consolidated Financial and Operating Metrics is presented for the three-month periods ended March 31, 2023, 2022 and December 31, 2022. Variations in % are calculated over the same quarter of previous year. See definitions on page 15.

Summary of Consolidated Operating Metrics

CUSTOMER METRICS	Q1'23	Q1'22	Q4'22
Number of Customers (in millions)	79.1	59.6	74.6
Number of Customers growth (%)	33%	61%	38%
Active Customers (in millions)	64.9	46.5	61.2
Activity Rate	82%	78%	82%
CUSTOMER ACTIVITY METRICS			
Purchase Volume (in $ billions)	23.3	15.9	23.8
Purchase Volume growth (%)	47%	112%	65%
Monthly Average Revenue per Active Customer (in $)	8.6	6.7	8.2
Monthly Average Cost to Serve per Active Customer (in $)	0.8	0.7	0.9
FX NEUTRAL			
Purchase Volume (FX Neutral) (in $ billions)	23.3	15.7	24.3
Purchase Volume growth (%)	48%	94%	55%
Monthly Average Revenue per Active Customer (in $)	8.6	6.6	8.3
Monthly Average Cost to Serve per Active Customer (in $)	0.8	0.7	0.9
CUSTOMER BALANCES			
Total loans - credit card and personal loans (in $ billions)	12.8	8.8	11.2
Loans growth (%)	54%	124%	63%
Deposits (in $ billions)	15.8	12.6	15.8
Deposits growth (%)	25%	129%	63%
Interest-Earning Portfolio (in $ billions)	5.2	3.1	4.0
Interest-Earning growth (%)	68%	417%	100%
FX NEUTRAL			
Total loans - credit card and personal loans (in $ billions)	12.8	8.3	11.7
Loans growth (%)	54%	124%	63%
Deposits (in $ billions)	15.8	11.8	16.5
Deposits growth (%)	34%	93%	56%
Interest-Earning Portfolio (in $ billions)	5.2	2.9	4.1
Interest-Earning growth (%)	79%	314%	86%

Summary of Consolidated Financial Metrics			
COMPANY FINANCIAL METRICS	**Q1'23**	**Q1'22**	**Q4'22**
Revenue (in $ millions)	1,618.7	877.2	1,450.5
Revenue growth (%)	85%	258%	128%
Gross Profit (in $ millions)	650.9	294.1	578.3
Gross Profit Margin (%)	40%	34%	40%
Credit Loss Allowance Expenses / Credit Portfolio (%)	3.7%	3.1%	3.7%
Net Income (Loss) (in $ millions)	141.8	(45.1)	58.0[3]
Adjusted Net Income (Loss) (in $ millions)	182.4	10.1	113.8
FX NEUTRAL			
Revenue (in $ millions)	1,618.7	867.5	1,476.5
Revenue growth (%)	87%	226%	112%
Gross Profit (in $ millions)	650.9	290.8	588.7
Net Income Income (Loss) (in $ million)	141.8	(44.6)	59.0[3]
Adjusted Net Income (Loss) (in $ millions)	182.4	10.0	115.8

3 Q4'22 Nu Consolidated Net Income excludes the effect of the one-time non-cash recognition of the 2021 CSA termination. Reported Loss for the quarter was $297.6 million.



Customers (millions)
33%
59.6
79.1
Mar'22
Mar'23



Activity Rate
4 p.p
78.0%
82.1%
Mar'22
Mar'23



Purchase Volume ($ billion)
48% (FXN)
15.9
23.3
Mar'22
Mar'23

Customers reached **79.1 million** at the close of Q1'23, up **33%** YoY. In Brazil, Nu's customer base increased **31%** YoY to **75.3 million,** with SMEs customers' growth of **69%** YoY, expanding to **2.7 million** as of March 31, 2023, up from **1.6 million** in the same period a year ago. In Mexico, the number of customers increased over **52%** YoY to **3.2 million.** In Colombia, the customer base grew to around **635 thousand.**

Activity Rate increased **4 p.p.** YoY to **82.1%** at quarter-end, from **78.0%** a year ago, reaching another historical high, the ninth consecutive quarterly increase.

Purchase Volume increased **48%** YoY FXN to **$23.3 billion** in Q1'23, sustaining its strong growth path.



Deposits ($ billion)
34% (FXN)
12.6
15.8
Mar'22
Mar'23



Interest Earning Portfolio ($ billion)
79% (FXN)
3.1
5.2
Mar'22
Mar'23

Deposits expanded **34%** YoY FXN to **$15.8 billion** at quarter-end. Loan to deposit ratio achieved **33%** this quarter, showing that Nu optimized the use of those deposits quarter after quarter.



Credit Card IEP Evolution (% of Total Receivables)
Nu Interest Earning Installments Balance
Nu Revolving Balance
Nu Non-Interest Earning Balance
Market Interest Earning Installments Balance
Market Revolving Balance
Market Non-Interest Earning Balance
86%
6%
8%
76%
15%
9%
Q1'22
85%
6%
8%
75%
15%
10%
Q2'22
83%
7%
10%
74%
17%
10%
Q3'22
81%
7%
12%
74%
17%
9%
Q4'22
77%
7%
16%
72%
18%
10%
Q1'23

Note 1: 'IEP' stands for Interest Earning Portfolio and accounts for all interest-bearing balances including all late balances.
Note 2: All data presented is for Brazil only.
Note 3: Nu Installments IEP includes 'Boleto payments': allows customers to use their credit card for paying bills in installments; 'Purchase financing': allows customers to transform existing CC purchases in installments, directly in the app; 'PIX Financing': allows customers to make PIX transactions using their credit card limit; and its respective past due balances.
Note 4: Revolving includes all revolving balances (i.e.: customer makes the minimum payment in monthly billing cycle) and past due balances (excluding those in Note 3).
Note 5: Market balances excluding Nu.
Source: Nu, Brazilian Central Bank.

Interest-Earning Portfolio (IEP) increased **79%** YoY FXN to **$5.2 billion** at the close of Q1'23, and consists of credit cards and personal loans.

Nu continues to pursue a strategy of increasing the share of our credit card loans that earn interest. In Q1'23, our interest-earning installments balances once again gained share, representing a record-high **16%** of the credit card receivables of the Brazilian operation. Nu has intentionally not expanded share of revolving receivables, which continued at **7%** of total credit card receivables for the third consecutive quarter.


Monthly Average Revenue
per Active Customer - ARPAC ($)
30% (FXN)
6.7
8.6
Mar'22
Mar'23


Monthly Average Cost to Serve
per Active Customer ($)
14% (FXN)
0.7
0.8
Mar'22
Mar'23

Monthly Average Revenue per Active Customer (ARPAC) increased **30**% YoY FXN, to **$8.6** in Q1'23. This was the result of a higher number of active and PBA clients, which consume a larger and more profitable set of financial products, and drove an **87**% YoY FXN increase in revenues to **$1.6 billion**, also a record-high. To illustrate the power of Nu's strategy over time, the revenue generated in the first quarter of 2023 was nearly twice what we recorded one year ago, on a FX-neutral basis.

Compounding Effect of More Engagement And More Cross-Sell Driving ARPAC Expansion


Active Customers Using NuAccount
as their Primary Banking Account (%)
Total: 57%


Number of Products Per
Active Customer
Average: 3.8
1Q'23


Monthly ARPAC by Quarterly Cohort
(US$ | FX Neutral)
Avg. monthly ARPAC of $8.6/month while some
mature cohorts already reach ~$24/month
Average: US$8.6
1Q'23

Note 1: 'Primary banking account' refers to our relationship with those of our customers who had at least 50% of their post-tax monthly income transferred out of their NuAccount in any given month, excluding self transfers. We calculate the percent of customers with a primary banking relationship as active customers with a primary banking relationship as a percentage of total active customers that have been with us for more than 12 months.

Note 2: 'Number of products per active customer' refers to the number of products used by an active customer.

Note 3: 'ARPAC' stands for Average revenue per active customer. 'Monthly ARPAC' is calculated as the average monthly revenue (total revenue divided by the number of months in the period) divided by the average number of individual active customers during the period (average number of individual active customers is defined as the average of the number of monthly active customers at the beginning of the period measured, and the number of monthly active customers at the end of the period).

Note 4: The averages are calculated for the entire user base for each metric, respectively.

Source: Nu.

Monthly Average Cost to Serve Per Active Customer was **$0.8** in Q1'23, still below the US$1 level, as expected, and up **14%** YoY FXN, mostly due to the low figure in Q1'22 given a non-recurring benefit at that time. Excluding this one-off, Nu would have maintained the cost-to-serve virtually stable YoY. Over the same period, ARPAC increased **30%**, once again illustrating the strong operating leverage of the business model.

Delinquency Largely Followed Seasonal Patterns in Q1'23


15-90 NPLs
Consumer Finance
Consumer Finance – Q4'19 constant product mix
90+ NPLs
Consumer Finance
Consumer Finance – Q4'19 constant product mix

Note 1: 'NPL' is a non performing loan.
Note 2: In Q2'22, we reviewed and changed our write-off methodology for recovery of the contractual cash-flows of NPLs arising from unsecured personal loans from 360+ days to 120+ days. Figures consider this change. Our write-off methodology for credit cards remained unchanged at 360+ days.
Note 3: Information presented for Brazil only.
Source: Nu.

Non-Performing Loans Delinquency Nu's NPL 15-90 ratio, as a leading indicator, increasing **70 bp** QoQ to **4.4%[4]**. Historically, this indicator has demonstrated a seasonal increase of c. 80 basis points in the first quarter of each year. This tracks the overall trend in the market, matching the increase in indebtedness that takes place early in the year. Aside from seasonal factors, we have also observed an improved performance in the recently originated cohorts of personal loans.

The 90+ delinquency measures, NPL 90+, increased from **5.2%[4]** to **5.5%[4]** QoQ, which is in line with the expected stacking behavior of the early delinquency buckets in previous periods.

With respect to loan renegotiations, this quarter the renegotiation ratio remained at approximately **8%** of the book, with approximately half of those being current and not past-due at the time of the renegotiation.

4: Data for Brazil only.

Capital and Liquidity Positions


Capital Position (US$Bn)
Nu Holdings Cash & Equivalents
Capital Excess
Capital Requirement
>3x
~3x
1.5
0.5
0.8
1.7
0.6
1.1
4.1
2.4
0.6
1.1


Liquidity Position (US$Bn)
LDR
33%
5.2
15.8
Interest Earning Portfolio
Total Deposits

Note 1: The first bar considers a Capital Adequacy Ratio (CAR) of 10.5% for Nu Financeira S.A., our main financial institution, as of March 2023, calculated in accordance to CMN Resolution No. 4,955/21, and excludes $86 million of capital requirements applicable to Nu Pagamentos S.A., our main payment institution, on the same date, according to Circular No. 3,681/13. The second and third bars consider a CAR of 6.75% from BCB Resolution No. 200/22, applicable to the conglomerate led by Nu Pagamentos S.A. starting in July 2023.
Note 2: 'LDR' stands for Loan to Deposit Ratio.
Note 3: In March 2023, Nu Holdings capitalized Nu Pagamentos S.A. with $80 million, aligned with the company's capital management planning. Numbers already consider this capital injection, under approval by the Central Bank.
Source: Nu.

Capital

Nu strengthened its position as one of the best-capitalized players in the region with a Basel Index in Brazil of **18.7**%, well above the minimum required of **10.5%**. In addition, Nu Holdings has **$2.4 billion** in excess cash.

Liquidity

As of March 31, 2023, Nu had an interest-earning portfolio of **$5.2 billion,** while total deposits were three times this amount, at **$15.8 billion**. Hence, loan to deposit ratio stood at **33%**.

Financial Discussion



REVENUE, FINANCIAL AND TRANSACTIONAL COSTS AND GROSS PROFIT



Revenue ($ million)
87% (FXN)
877.2
1,618.7
Mar'22
Mar'23



Gross Profit ($ million)
124% (FXN)
294.1
650.9
Mar'22
Mar'23

Revenue increased **85**% YoY, or **87**% YoY FXN, to another record high of **$1,618.7 million** in Q1'23.

Revenue ($ million)	Q1'23	Q1'22
Interest Income and Gains (Losses) on Financial Instruments	1,255.5	619.4
Fee and Commission Income	363.2	257.8
Total	**1,618.7**	**877.2**
FX Neutral		
Interest income and Gains (Losses) on Financial Instruments	1,255.5	612.5
Fee and Commission Income	363.2	254.9
Total	**1,618.7**	**867.4**

Interest Income and Gains (Losses) on Financial Instruments increased **103**% YoY, or **105**% YoY FXN, to **$1,255.5 million** in Q1'23. The increase reflected mainly higher three factors: (1) higher interest income in the consumer finance portfolio, associated with the ongoing expansion of both personal loans and credit cards; (2) credit mix, mainly associated with the increase of installments with interest within the credit card portfolio; and (3) the continuous rise in Brazil's interest rates (the interbank deposit rate or "CDI") which accumulated **3.21**% quarterly in Q1'23 versus **2.42**% quarterly in Q1'22. Fee and Commission Income in Q1'23 increased **41**% YoY**,** or **43**% YoY FXN to **$363.2 million.** This resulted mainly from higher interchange fees, driven by increased credit and debit card purchase volumes reflecting continued growth in Nu's customer base and their activity rates.

Cost of Financial and Transactional Services Provided

In Q1'23, the Cost of Financial and Transactional Services Provided increased **66**% YoY, or **68**% YoY FXN to **$967.8 million.** This cost accounted for **60**% of revenue in Q1'23, versus **66**% in Q1'22, reflecting the following dynamics:

Cost of Financial and Transactional Services Provided ($ million)	Q1'23	Q1'22
Interest and other financial expenses	(440.2)	(273.0)
Transactional expenses	(52.8)	(34.4)
Credit loss allowance expenses	(474.8)	(275.7)
Total	**(967.8)**	**(583.1)**
% of Revenue	**60%**	**66%**
FX Neutral		
Interest and other financial expenses	(440.2)	(270.0)
Transactional expenses	(52.8)	(34.0)
Credit loss allowance expenses	(474.8)	(272.6)
Total	**(967.8)**	**(576.6)**
% of Revenue	**60%**	**66%**

The increase in Interest and Other Financial Expenses was mainly due to higher interest expenses on retail deposits that resulted from the increase in Brazil's interest rates as well as the expansion of Nu's retail deposits balance. In addition, this line is also directly impacted by the improving cost of funding recently observed at Nu in Brazil, which stood at **81**% of the CDI during Q1'23, and compared to **98**% of the CDI during Q1'22. Finally, the increase in Nu's credit portfolio and limits directly impact the expansion of the Credit Loss Allowance Expenses.

Gross Profit

In Q1'23, Gross Profit increased **121**% YoY, or **124**% YoY FXN, to **$650.9 million,** and our gross profit margin stood at **40**% compared to **34**% in Q1'22, reaching the highest level since 2021.

OPERATING EXPENSES

In Q1'23, Operating Expenses totaled **$407.3 million**, increasing **13**% YoY, or **14**% YoY FXN, but declining as a percentage of revenues, to **25**% from **41**% in Q1'22. The absolute increase in operating expenses resulted mainly from the **75**% YoY, or **77**% in FXN growth in customer support and operations expenses, mainly due to an increase in infrastructure and data processing costs, salaries and associated benefits and credit analysis collection costs.

Operating Expenses ($ million)	Q1'23	Q1'22
Customer support and operations	(107.8)	(61.6)
General and administrative expenses	*(236.9)*	(245.1)
Marketing expenses	(19.3)	(27.6)
Other income (expenses)	(43.3)	(27.5)
Total	**(407.3)**	**(361.8)**
% of Revenue	**25%**	**41%**
FX Neutral		
Customer support and operations	(107.8)	(60.9)
General and administrative expenses	(236.9)	(242.4)
Marketing expenses	(19.3)	(27.3)
Other income (expenses)	(43.3)	(27.2)
Total	**(407.3)**	**(357.8)**
% of Revenue	**25%**	**41%**

Operating Leverage

The continued growth of our credit portfolio, combined with better credit mix driven by the ongoing increase of installments with interest in our credit card book, rising loan-to-deposit ratio and the new normal in funding cost drove the success of the net interest income, or NII. NII reached **$815.3 million** this quarter, growing **138**% YoY FXN. Net interest margin, or NIM, increased by 7.2 p.p YoY to **15.7**%.


NII (US$MM) & NIM (%)
YoY: 138%
FXN
346.4
445.5
527.4
688.0
815.3
8.5%
9.7%
11.1%
13.5%
15.7%
NIM (%)
Q1'22
Q2'22
Q3'22
Q4'22
Q1'23

Note 1: 'NII' (Net Interest Income) is calculated as Interest income and gains (losses) on financial instruments minus Interest and other financial expenses.
Note 2: 'NIM' stands for Net Interest Margin, is annualized, and is the ratio between NII in the numerator and the denominator is defined as the following average balance sheet metrics: i) Cash and cash equivalents ii) Financial assets at fair value through profit or loss iii) Financial assets at fair value through OCI iv) Compulsory deposits at central banks v) Credit Card Interest-earning portfolio vi) Loans to customers (gross) vii) Interbank transactions viii) Other credit operations ix) Other financial assets at amortized cost.
Source: Nu.

In Q1'23, the efficiency ratio reached **39.0%,** from **65.6**% one year-ago. This level of efficiency would already rank Nu Holdings as one of the most efficient players in the Latin American region.

Efficiency



NII + F&C (US$MM)
Costs (US$MM)
Efficiency Ratio
Efficiency Ratio Ex. SBC
91.6%
68.6%
213.3
(195.3)
Q1'21
72.7%
57.4%
278.9
(202.7)
Q2'21
72.3%
60.7%
379.5
(274.3)
Q3'21
75.8%
56.1%
459.0
(347.8)
Q4'21
65.6%
604.2
52.7%
(396.2)
Q1'22
750.0
58.2%
50.2%
(436.1)
Q2'22
847.0
55.1%
45.8%
(466.4)
Q3'22
1,043.0
47.4%
41.0%
(496.0)
Q4'22
1,178.5
39.0%
33.5%
(460.1)
Q1'23

Note 1: 'NII' (Net Interest Income) is calculated as Interest income and gains (losses) on financial instruments minus Interest and other financial expenses.
Note 2: 'F&C' stands for Fee and Commission Income.
Note 3: Costs include transactional costs and operating expenses.
Note 4: Efficiency Ratio is defined as Total Operating Expenses plus Transactional Expenses divided by NII and Fees and Commission Income.
Note 5: Q4'22 Efficiency Ratio and Costs exclude the effect of the one-time non-cash recognition of the 2021 CSA termination. Unadjusted Efficiency Ratio was 81.5%, and Unadjusted Costs was $849.6 million. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations.
Note 6: 'SBC' refers to Share Based Compensation.
Source: Nu.

EARNINGS

Net Income (Loss)

Posted Net Income of **$141.8 million**, compared to a **$45.1 million** Loss in Q1'22. These encouraging results show another quarter of improved bottom-line performance and validate Nu's strategy and business model.

Adjusted Net Income (Loss)

In Q1'23, Nu reported an Adjusted Net Income of **$182.4 million** compared to an Adjusted Net Income of **$10.1 million** in Q1'22.

Adjusted Net Income is a non-IFRS measure calculated using Net Income adjusted for expenses related to Nu's share-based compensation as well as the tax effects related to these items, among others. For more information, please see "Non-IFRS Financial Measures and Reconciliations- Adjusted Net Income Reconciliation".



Conference Call

May 15, 2023
at 5:00 p.m. ET (7:00 p.m. BRT)

Access details
www.investors.nu

Definitions



Activity rate - is defined as monthly active customers divided by the total number of customers as of a specific date.

CDI ("Certificado de Depósito Interbancário") - Brazilian interbank deposit rate.

Credit Loss Allowance Expenses/Credit Portfolio - is defined as credit loss allowance expenses, divided by the sum of receivables from credit card operations (current, installments and revolving) and loans to customers, in each case gross of ECL allowance, as of the period end date.

Customer - is defined as an individual or SME that has opened an account with Nu and does not include any such individuals or SMEs that have been charged-off or blocked or have voluntarily closed their account.

ECL or ECL Allowance - means the expected credit losses in Nu's credit operations, including loans and credit cards.

Efficiency ratio – refers to the ratio between total non-interest operating expenses and transactional costs divided by net interest income plus fees and commissions income.

Foreign Exchange ("FX") Neutral Measures - refer to certain measures prepared and presented in this earnings release to eliminate the effect of FX volatility between the comparison periods, allowing management and investors to evaluate Nu's financial performance despite variations in foreign currency exchange rates, which may not be indicative of the Company's core operating results and business outlook. For additional information, see "Non-IFRS Financial Measures and Reconciliations".

Interest-Earning Portfolio - consists of receivables from credit card operations on which Nu is accruing interest and loans to customers, in each case prior to ECL allowance, as of the period end date.

IPO - means Initial Public Offering.

Loan-to-Deposit Ratio ("LDR") - is calculated as the total balance for Interest-Earning Portfolio divided by the total amount of deposits at the end of the same period.

Monthly Active Customers - is defined as all customers that have generated revenue in the last 30 calendar days.

Monthly Average Cost to Serve per Active Customer - is defined as the monthly average of the sum of transactional expenses and customer support and operations expenses (sum of these expenses in the period divided by the number of months in the period) divided by the average number of individual monthly active customers during the period (average number of individual monthly active customers is defined as the average of the number of monthly active customers at the beginning of the period measured, and the number of monthly active customers at the end of the period).

Monthly Average Revenue per Active Customer or Monthly ARPAC - is defined as the average monthly revenue (total revenue divided by the number of months in the period) divided by the average number of individual monthly

active customers during the period (average number of individual monthly active customers is defined as the average of the number of monthly active customers at the beginning of the period measured, and the number of monthly active customers at the end of the period).

Net Interest Income (NII) - is defined as interest income and gains (losses) on financial instruments minus interest and other financial expenses.

Net Interest Margin (NIM) - is defined as the annualized ratio between NII in the numerator and the denominator is defined as the following average balance sheet metrics: i) Cash and cash equivalents ii) Financial assets at fair value through profit or loss iii) Financial assets at fair value through OCI iv) Compulsory deposits at central banks v) Credit Card Interest-earning portfolio vi) Loans to customers (gross) vii) Interbank transactions viii) Other credit operations ix) Other financial assets at amortized cost.

Nu Financeira and Nu Pagamentos - Nu Holdings' subsidiaries in Brazil.

Number of Products per Active Customers - refers to the number of active products an active customer has.

Primary Banking Account - refers to our relationship with those of our customers who had at least 50% of their post-tax monthly income transferred out of their NuAccount in any given month, excluding self transfers. We calculate the percent of customers with a primary banking relationship as active customers with a primary banking relationship as a percentage of total active customers that have been with us for more than 12 months.

Purchase Volume ("PV") - is defined as the total value of transactions that are authorized through Nu's credit, prepaid cards and payments through Nu's platform; it does not include other payment methods that we offer such as PIX transfers, WhatsApp payments or traditional wire transfers.

Recovery - is the estimated amount of a defaulted contract with a customer that the company expects to receive.

Risk-Adjusted Net Interest Margin - is annualized, and is calculated by dividing NII net of CLA by Interest Earning Assets defined as the following average balance sheet metrics: i) Cash and cash equivalents; ii) Financial assets at fair value through profit or loss; iii) Financial assets at fair value through OCI; iv) Compulsory deposits at central banks; v) Credit Card Interest-earning portfolio; vi) Loans to customers (gross); vii) Interbank transactions; viii) Other credit operations; and ix) Other financial assets at amortized cost.

SME - means small and medium-sized enterprises.

Total Portfolio - is the addition of credit card exposures and personal loans to customers.

Write-off - constitutes a derecognition event when the institution has no reasonable expectations of recovering the contractual cash flows.

Forward-Looking Statements



This release speaks at the date hereof and the Company is under no obligation to update or keep current the information contained in this release. Any information expressed herein is subject to change without notice. Any market or other third-party data included in this release has been obtained by the Company from third party sources. While the Company has compiled and extracted the market data, it can provide no assurances of the accuracy and completeness of such information and takes no responsibility for such data.

This release contains forward-looking statements. All statements other than statements of historical fact contained in this release may be forward-looking statements and include, but are not limited to, statements regarding the Company's intent, belief or current expectations. These forward-looking statements are subject to risks and uncertainties, and may include, among others, financial forecasts and estimates based on assumptions or statements regarding plans, objectives and expectations. Although the Company believes that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to several risks and uncertainties and are made in light of information currently available, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including those risks and uncertainties included under the captions "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our prospectus dated December 8, 2021 filed with the Securities, Exchange Commission pursuant to Rule 424(b) under the Securities Act of 1933, as amended, and in our Annual Report on Form 20-F for the year ended December 31, 2022, which was filed with the Securities and Exchange Commission on April 20, 2023 and the Reference Form filed with the Brazilian Securities and Exchange Commission on April 20, 2022. The Company, its advisers and each of their respective directors, officers and employees disclaim any obligation to update the Company's view of such risks and uncertainties or to publicly announce the result of any revision to the forward-looking statements made herein, except where it would be required to do so under applicable law. The forward-looking statements can be identified, in certain cases, through the use of words such as "believe," "may," "might," "can," "could," "is designed to," "will," "aim," "estimate," "continue," "anticipate," "intend," "expect," "forecast", "plan", "predict", "potential", "aspiration," "should," "purpose," "belief," and similar, or variations of, or the negative of such words and expressions.

The financial information in this document includes forecasts, projections and other predictive statements that represent the Company's assumptions and expectations in light of currently available information. These forecasts, projections and other predictive statements are based on the Company's expectations and are subject to variables and uncertainties. The Company's actual performance results may differ. Consequently, no guarantee is presented or implied as to the accuracy of specific forecasts, projections or predictive statements contained herein, and undue reliance should not be placed on the forward-looking statements in this press release, which are inherently uncertain. In addition to IFRS financials, this release includes certain summarized, non-audited or non-IFRS financial information. These summarized, non-audited or non-IFRS financial measures are in addition to, and not a substitute for or superior to, measures of financial performance prepared in accordance with IFRS. References in this presentation to "R$" refer to the Brazilian real, the official currency of Brazil.

Non-IFRS Financial Measures and Reconciliations



This release includes financial measures defined as "non-IFRS financial measures" by the SEC, including: Adjusted Net Income (Loss) and certain FX Neutral measures and provides reconciliations to the most directly comparable IFRS financial measure. A non-IFRS financial measure is generally defined as a numerical measure of historical or future financial performance or financial position that purports to measure financial performance but excludes or includes amounts that would not be so adjusted in the most comparable IFRS measure. These non-IFRS financial measures are in addition to, and not a substitute for or superior to, measures of financial performance prepared in accordance with IFRS.

Adjusted Net Income (Loss) is defined as profit (loss) attributable to shareholders of the parent company for the period, adjusted for the expenses and allocated tax effects on share-based compensation.

Adjusted Net Income (Loss) is presented because our management believes that this non-IFRS financial measure can provide useful information to investors, securities analysts and the public in their review of our operating and financial performance, although it is not calculated in accordance with IFRS or any other generally accepted accounting principles and should not be considered as a measure of performance in isolation. We also use Adjusted Net Income (Loss) as a key profitability measure to assess the performance of our business. We believe Adjusted Net Income (Loss) is useful to evaluate our operating and financial performance for the following reasons:

- Adjusted Net Income (Loss) is widely used by investors and securities analysts to measure a company's operating performance without regard to items that can vary substantially from company to company and from period to period, depending on their accounting and tax methods, the book value and the market value of their assets and liabilities, and the method by which their assets were acquired; and
- Non-cash equity grants made to executives, employees or consultants at a certain price and point in time, and their income tax effects and the hedge accounting effects for the corporate taxes and social wages, do not necessarily reflect how our business is performing at any particular time and the related expenses (and their subject impacts in the market value of our assets and liabilities) are not key measures of our core operating performance.

Adjusted Net Income (Loss) is not a substitute for Net Income, which is the IFRS measure of earnings. Additionally, our calculation of Adjusted Net Income (Loss) may be different from the calculation used by other companies, including our competitors in the technology and financial services industries, because other companies may not calculate these measures in the same manner as we do, and therefore, our measure may not be comparable to those of other companies.

Adjusted Net Income Reconciliation

For the three-month periods ended March 31, 2023 and 2022
(In millions of U.S. Dollars)

Nu Holdings (Consolidated)	For the three months ended March 31,	
	2023	2022
Adjusted Net Income (Loss) ($ million)		
Profit (Loss) attributable to shareholders of the parent company	141.8	(45.1)
Share-based compensation	65.2	77.7
Allocated tax effects on share-based compensation	(18.9)	(22.5)
Hedge of the tax effects on share-based compensation	(5.7)	0.0
Adjusted Net Income (Loss)	**182.4**	**10.1**

FX Neutral measures are prepared and presented to eliminate the effect of foreign exchange, or "FX," volatility between the comparison periods, allowing management and investors to evaluate our financial performance despite variations in foreign currency exchange rates, which may not be indicative of our core operating results and business outlook.

FX Neutral measures are presented because our management believes that these non-IFRS financial measures can provide useful information to investors, securities analysts and the public in their review of our operating and financial performance, although they are not calculated in accordance with IFRS or any other generally accepted accounting principles and should not be considered as a measure of performance in isolation.

The FX Neutral measures were calculated to present what such measures in preceding periods would have been had exchange rates remained stable from these preceding periods until the date of the Company's most recent financial information.

The FX Neutral measures for the three months ended March 31, 2022 were calculated by multiplying the as reported amounts of Adjusted Net Income (Loss) and the key business metrics for such period by the average Brazilian reais /U.S. dollars exchange rate for the three months ended March 31, 2022 (R$5.068 to US$1.00) and using such results to re-translate the corresponding amounts back to U.S. dollars by dividing them by the average Brazilian reais/U.S. dollars exchange rate for the three months ended March 31, 2023 (R$5.1250 to US$1.00), so as to present what certain of our statement of profit and loss amounts and key business metrics would have been had exchange rates remained stable from this past period until the three months ended March 31, 2023.

The average Brazilian reais/U.S. dollars exchange rates were calculated as the average of the month-end rates for each month in the three months ended March 31, 2023 and 2022 as reported by Bloomberg.

FX Neutral measures for deposits and interest-earning portfolio were calculated by multiplying the as reported amounts as of each date, by the spot Brazilian reais/U.S. dollars exchange rates as of each date and using such results to re-translate the corresponding amounts back to U.S. dollars by dividing them by using the spot rate as of March 31, 2023 (R$5.063 to US$1.00) so as to present what these amounts would have been had exchange rates been the same on March 31, 2023. The Brazilian reais/U.S. dollars exchange rates were calculated using rates as of such dates as reported by Bloomberg.

FX Rates - On a monthly basis, Nu translates its subsidiaries figures from their individual functional currency into Nu Holdings functional currency, the U.S. Dollars ("US$"), following the requirements of IAS 21 "The Effects of Changes in Foreign Exchange Rates". The functional currency of the Brazilian operating entities is the Brazilian Real ("R$"), of the Mexican entities is the Mexican Peso ("MXN"), and of the Colombian ("COP") entity is the Colombian Peso.

As of January 31, 2023, income statement figures were divided by the average FX Rate of the month (R$ 5.1944, MXN 18.9665 and COP 4.696,9250 to US$ 1.00) and balance sheet figures were divided by the last price FX rate of the month (R$ 5.0757, MXN 18.8385 and COP 4,670.8600 to US$ 1.00).

As of February 28, 2023, income statement figures were divided by the average FX Rate of the month (R$ 5.1755, MXN 18.5981 and COP 4.809,1650 to US$ 1.00) and balance sheet figures were divided by the last price FX Rate of the month (R$ 5.2364, MXN 18.3057 and COP 4,862.6600 to US$ 1.00).

As of March 31, 2023, income statement figures were divided by the average FX Rate of the month (R$5.2038, MXN 18.3980 and COP 4.750,0495 to US$ 1.00) and balance sheet figures were divided by the last price FX Rate of the month (R$ 5,0631, MXN 18.0462 and COP 4,663.2500 to US$ 1.00).

Equity figures are translated using the FX Rate on the date of each transaction.

Consolidated Statements



Profit or Loss

For the three-month period ended March 31, 2023 and 2022
(In thousands of U.S. Dollars)

	03/31/2023	03/31/2022
Interest income and gains (losses) on financial instruments	1,255,454	619,443
Fee and commission income	363,213	257,824
Total revenue	**1,618,667**	**877,267**
Interest and other financial expenses	(440,212)	(273,003)
Transactional expenses	(52,778)	(34,448)
Credit loss allowance expenses	(474,795)	(275,722)
Total cost of financial and transactional services provided	**(967,785)**	**(583,173)**
Gross profit	**650,882**	**294,094**
Operating expenses		
Customer support and operations	(107,815)	(61,571)
General and administrative expenses	(236,881)	(245,108)
Marketing expenses	(19,272)	(27,608)
Other income (expenses)	(43,285)	(27,458)
Total operating expenses	**(407,253)**	**(361,745)**
Profit (loss) before income taxes	**243,629**	**(67,651)**
Income taxes		
Current taxes	(205,864)	(99,052)
Deferred taxes	103,986	121,699
Total income taxes	**(101,878)**	**22,647**
Profit (loss) for the three-month period	**141,751**	**(45,004)**
Profit (loss) attributable to shareholders of the parent company	*141,751*	*(45,101)*
Profit (loss) attributable to non-controlling interests	-	*97*

Financial Position

As of March 31, 2023 and December 31, 2022
(In thousands of U.S. Dollars)

	03/31/2023	12/31/2022
Assets		
Cash and cash equivalents	4,310,496	4,172,316
Financial assets at fair value through profit or loss	109,033	133,643
Securities	*94,038*	*91,853*
Derivative financial instruments	*14,686*	*41,485*
Collateral for credit card operations	*309*	*305*
Financial assets at fair value through other comprehensive income	7,916,143	9,947,138
Securities	*7,916,143*	*9,947,138*
Financial assets at amortized cost	15,029,584	13,684,484
Credit card receivables	*9,158,452*	*8,233,072*
Loans to customers	*2,020,191*	*1,673,440*
Compulsory and other deposits at central banks	*2,671,668*	*2,778,019*
Other receivables	*1,076,681*	*521,670*
Other financial assets	*102,592*	*478,283*
Other assets	500,225	541,903
Deferred tax assets	964,179	811,050
Right-of-use assets	16,811	18,982
Property, plant and equipment	30,131	27,482
Intangible assets	215,303	182,164
Goodwill	397,486	397,397
Total asset	**29,489,391**	**29,916,559**

	03/31/2023	12/31/2022
Liabilities		
Financial liabilities at fair value through profit or loss	157,435	218,174
Derivative financial instruments	*10,344*	*9,425*
Instruments eligible as capital	*2,932*	*11,507*
Repurchase agreements	*144,159*	*197,242*
Financial liabilities at amortized cost	23,280,670	23,448,892
Deposits	*15,757,663*	*15,808,541*
Payables to network	*6,871,826*	*7,054,783*
Borrowings and financing	*651,181*	*585,568*
Salaries, allowances and social security contributions	101,288	90,587
Tax liabilities	259,223	511,017
Lease liabilities	19,299	20,353
Provision for lawsuits and administrative proceedings	19,988	17,947
Deferred income	47,122	41,688
Deferred tax liabilities	47,961	41,118
Other liabilities	347,884	636,000
Total liabilities	**24,280,870**	**25,025,776**
Equity		
Share capital	83	83
Share premium reserve	4,965,793	4,963,774
Accumulated gain (losses)	257,090	64,577
Other comprehensive income (loss)	(14,445)	(137,651)
Equity attributable to shareholders of the parent company	**5,208,521**	**4,890,783**
Total equity	5,208,521	4,890,783
Total liabilities and equity	**29,489,391**	**29,916,559**

Cash Flows

For the three-month period ended March 31, 2023 and 2022
(In thousands of U.S. Dollars)

	03/31/2023	03/31/2022
Cash flows from operating activities		
Reconciliation of profit (loss) to net cash flows from operating activities:		
Profit (loss) for the three-month period	**141,751**	**(45,004)**
Adjustments:		
Depreciation and amortization	13,179	7,655
Credit loss allowance expenses	491,937	279,489
Deferred income taxes	(103,986)	(121,699)
Provision for lawsuits and administrative proceedings	1,239	(2,147)
Unrealized losses (gains) on other investments	18,298	(14,055)
Unrealized losses (gains) on financial instruments	4,437	13,508
Interest accrued	16,463	3,706
Share-based payments	57,857	42,100
	641,175	**163,553**
Changes in operating assets and liabilities:		
Securities	1,968,358	(991,777)
Compulsory deposits and others at central banks	103,703	(358,253)
Credit card receivables	(1,577,046)	(1,576,633)
Loans to customers	(702,670)	(673,860)
Other receivables	(541,190)	-
Other assets	406,972	(299,995)
Deposits	(49,611)	2,658,644
Payables to network	(178,401)	942,565
Deferred income	5,299	5,884
Other liabilities	(134,691)	144,112
Interest paid	(18,832)	(5,300)
Income tax paid	(404,193)	(202,487)
Interest received	575,419	271,849
Cash flows (used in) generated from operating activities	**94,292**	**78,302**

	03/31/2023	03/31/2022
Cash flows from investing activities		
Acquisition of property, plant and equipment	(4,596)	(4,683)
Acquisition of intangible assets	(41,919)	(10,059)
Acquisition of subsidiary, net of cash acquired	-	(10,346)
Acquisition of securities - equity instruments	-	(13,131)
Cash flow (used in) generated from investing activities	**(46,515)**	**(38,219)**
Cash flows from financing activities		
Issuance of shares for over-allotment in IPO	-	247,998
Transactions costs for over-allotment in IPO	-	(3,985)
Payments of securitized borrowings	-	(10,633)
Proceeds from borrowings and financing	19,713	-
Payments of borrowings and financing	-	(7,767)
Lease payments	(1,858)	(1,255)
Exercise of stock options	2,019	1,288
Cash flows (used in) generated from financing activities	**19,874**	**225,646**
Change in cash and cash equivalents	**67,651**	**265,729**
Cash and cash equivalents		
Cash and cash equivalents - beginning of the period	4,172,316	2,705,675
Foreign exchange rate changes on cash and cash equivalents	70,529	(2,782)
Cash and cash equivalents - end of the period	4,310,496	2,968,622
Increase (decrease) in cash and cash equivalents	**67,651**	**265,729**

Investor Relations

Jörg Friedemann

investors@nubank.com.br

Media Relations

Leila Suwwan

press@nubank.com.br

Nu Holdings LTD.
NYSE: NU | B3: NUBR33

investors.nu



About Nu Holdings Ltd.

Nu is one of the world's largest digital financial services platforms, serving more than 79 million customers across Brazil, Mexico and Colombia. Nu uses proprietary technologies and innovative business practices to create new financial solutions and experiences for individuals and SMEs that are simple, intuitive, convenient, low-cost, empowering and human. Guided by a mission to fight complexity and empower people, Nu is focused on connecting profit and purpose to create value for all stakeholders and have a positive impact on the communities it serves. Nu's shares are traded on the New York Stock Exchange (NYSE: NU) and its BDRs trade on the São Paulo Stock Exchange (B3: NUBR33). For more information, please visit www.nubank.com.br.